77C

Special meeting dated 12/12/07

	A special meeting of shareholders was convened on December 12, 2007 to consider proposals relating to the merger of Putnam
Investment Grade Municipal Trust and Putnam Municipal Bond Fund into the fund. These proposals were approved by shareholders.
Also, a proposal to approve the authorization, creation and issuance of additional preferred shares of Putnam Municipal
Opportunities Trust with an aggregate liquidation preference of $273 million was approved.